Calamos Advisors, LLC
2020 Calamos Court
Naperville, Illinois 60563
Phone: 630-245-7200
www.calamos.com
August 25, 2011
OVERNIGHT DELIVERY AND EDGAR
Larry Greene
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Calamos Global Total Return Fund
Registration Statement on Form N-2
File Nos. 333-174431 and 811-21547
Dear Mr. Greene:
     In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Calamos Global Total Return Fund (the “Fund”) hereby requests acceleration of the effective date of the above-captioned Registration Statement so that it will become effective by 10:00 a.m., Eastern Time, on September 2, 2011 or as soon thereafter as practicable.

Sincerely, CALAMOS GLOBAL TOTAL RETURN FUND
By:	/s/ J. Christopher Jackson
J. Christopher Jackson
Vice President and Secretary